Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158
    June 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:    Alison White, Esq.

        Re:    Global X Funds
            File No. 333-151713, 811-22209

Dear Ms. White:
The Global X Funds (the “Registrant” or the “Trust”) filed Post-Effective Amendment No. 637 with the U.S. Securities and Exchange Commission (the "SEC") on behalf of its series, the Global X AgTech & Food Innovation ETF (the “Fund”), pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) on April 9, 2021. The Trust responded to comments from the staff of the SEC (the “Staff”) on June 16, 2021. This letter responds to the Staff’s supplemental comment with respect to the Amendment that you provided on June 22, 2021 to the undersigned.
Below we have summarized your comment, in italics, and presented the Registrant’s response to such comment. The response will be incorporated into a post-effective amendment filing to the Registration Statement to be made pursuant to Rule 485(b) under the Securities Act.

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
June 22, 2021

Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.
1. Comment: The Staff notes the response to prior Comment 6 and does not believe that Diversified AgTech & Food Innovation Companies should be counted toward the compliance test for purposes of Rule 35d-1 under the 1940 Act. Please explain why Diversified AgTech & Food Innovation Companies are appropriate to count toward the Fund’s compliance test for purposes of Rule 35d-1 under the 1940 Act or exclude Diversified AgTech & Food Innovation Companies from calculation of the compliance test for purposes of Rule 35d-1 under the 1940 Act.
Response: The Registrant has revised the disclosure in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:
The Fund invests at least 80% of its total assets, plus borrowings for investments purposes (if any), in the securities of the Solactive AgTech & Food Innovation Index (the "Underlying Index") and in American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs") based on the securities in the Underlying Index. Solely for purposes of complying with this policy, the Fund only views securities issued by AgTech & Food Innovation Companies and Pre-Revenue AgTech & Food Innovation Companies (both as defined below) as satisfying this criterion. The Fund's 80% investment policy is non-fundamental and requires 60 days prior written notice to shareholders before it can be changed.
Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss the response presented above.
                        Respectfully submitted,
                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.